U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                         COMMISSION FILE NUMBER 0-27580
                                                -------


                           NOTIFICATION OF LATE FILING




                            CUSIP NUMBER 054529 20 1
                                         -----------

(Check One):
[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended: December 31, 1997
                  -----------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I--Registrant Information

Full Name of Registrant:    AvTel Communications, Inc.
                            --------------------------

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):
City, State and Zip Code:

          505 Bath Street
          Santa Barbara, CA 93101


Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate) [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III--Narrative

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period:

     As previously reported in the Registrant's Current Report on Form 8-K (event date December 1, 1997, as subsequently amended) and in the Registrant's Form 10- KSB for the year ended September 30, 1997, the Registrant acquired all of the outstanding capital stock of Matrix Telecom, Inc. ("Matrix"), a much larger privately-held company, on December 1, 1997. The acquisition of Matrix was accomplished by a share-for-share exchange approved by the Registrant's shareholders (the "Share Exchange"). Also on December 1, 1997, the Registrant completed its reincorporation in Delaware by way of a merger (the"Reincorporation Merger") with and into a wholly-owned subsidiary formed for the sole purpose of the Reincorporation Merger. As part of the Reincorporation Merger, Registrant also effected a conversion of shares that resulted in an effective one to four reverse stock split of its outstanding capital stock.

     For accounting purposes, the Share Exchange was treated as a reverse acquisition of AvTel by Matrix using the purchase method of accounting. In connection with this reverse acquisition, the Registrant changed its fiscal year end from September 30 to December 31. Upon consummation of the Share Exchange, the Registrant retained KPMG Peat Marwick LLP, Matrix's auditors, as independent auditors for the Registrant.

     Because of the time and effort required on the part of the Registrant and its management in order to (i) complete the Share Exchange and the Reincorporation Merger, (ii) oversee the combination of Matrix's and the Registrant's business operations, (iii) oversee the audit of the Registrant, representing the combined entities after the Share Exchange, and (iv) transition from the disclosure requirements of Regulation S-B to the disclosure requirements of Regulation S-K, Registrant is unable to complete and file its Form 10-K for the year ended December 31, 1997, by the prescribed due date without unreasonable effort or expense. The Registrant will file its Form 10-K for such period no later than April 15, 1998, the fifteenth calendar day following the due date.

Part IV--Other Information

     (1) Name and telephone number of person to contact in regard to this notification:

         Anthony E. Papa             (805) 685-0355
         ---------------             ----- --------
             (Name)            (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes   [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As noted above, the Share Exchange was accounted for as a reverse acquisition of AvTel by Matrix using the purchase method of accounting. As a result, Matrix is deemed to be the Registrant's predecessor company for financial accounting purposes. The following financial information is presented on this basis.

     The Registrant anticipates that it will report revenues for the year ended December 31, 1997, of $51.4 million. This compares with revenues of $71.6 million for the year ended December 31, 1996, a decline of approximately 28%. As a result, the Registrant expects to report a decline in gross margin of approximately 36.5%, to $15.2 million in 1997 as compared with $23.9 million for 1996.

     The reverse acquisition of AvTel by Matrix was accounted for using the purchase method of accounting. In order to value the consideration given in the Share Exchange the market price of AvTel's common stock for a period immediately preceding the announcement of the Share Exchange was used. As of the date of acquisition, the Registrant determined the fair value of the net tangible and intangible assets and liabilities acquired. The underlying fair value of AvTel's net assets was substantially less than the indicated market value of AvTel's common and preferred stock. Accordingly, the Registrant recorded a charge to income of $9.1 million immediately subsequent to the Share Exchange. As a result, the Registrant expects to report a net loss of in excess of $9.6 million. A more exact estimate of the net loss cannot be made at this time, because the Registrant is still determining expense related to the grant of certain options by the predecessor company in 1997.


                           AvTel Communications, Inc.
                           --------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 27, 1997

By /s/ ANTHONY E. PAPA
   --------------------
       Anthony E. Papa
       Chief Executive Officer


                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).